Filed Pursuant to Rule 424(b)(5)
Registration No. 333-46770
Prospectus Supplement
(To Prospectus Dated October 6, 2000)

20,000,000 Shares

Ordinary Shares

      Flextronics International Ltd. is offering 20,000,000 ordinary shares in a firm commitment underwriting. On January 7, 2002, the last reported sale price of the ordinary shares on the Nasdaq National Market was $27.00 per share.

      The ordinary shares are listed on the Nasdaq National Market under the symbol “FLEX.”

       Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page S-3 of this prospectus supplement.

	Per Share	Total

Offering Price	$25.96	$519,200,000

Discounts and Commissions to Underwriter	$0.72	$14,400,000

Offering Proceeds to Flextronics	$25.24	$504,800,000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

      We have granted the underwriter the right to purchase up to an additional 3,000,000 ordinary shares to cover any over-allotments. The underwriter can exercise this right at any time within 30 days after the offering.

      Banc of America Securities LLC expects to deliver the ordinary shares to investors on or about January 11, 2002.

Banc of America Securities LLC

January 8, 2002

      The information in this prospectus supplement assumes that the underwriter’s over-allotment option will not be exercised. In this prospectus supplement and in the accompanying prospectus, references to “$” are to United States dollars and references to “S$” are to Singapore dollars. In this prospectus supplement only, all information pertaining to share and per share amounts reflects the two-for-one stock split effected as bonus issues, the Singapore equivalent of a stock dividend, paid on October 16, 2000. In the accompanying prospectus, all information pertaining to share and per share amounts does not reflect this stock split.

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FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents incorporated by reference in the prospectus, contains forward-looking statements. The words “will,” “may,” “designed to,” “outlook,” “believes,” “should,” “anticipates,” “plans,” “expects,” “intends,” “estimates” and similar expressions identify these forward-looking statements. These forward-looking statements are contained principally under the headings “Prospectus Supplement Summary — Flextronics” and “Risk Factors.” Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements are those described in “Risk Factors.”

      In addition, these forward-looking statements are subject to the other risks and uncertainties discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors Affecting Operating Results” in our most recent reports filed with the Securities and Exchange Commission on Form 10-K and Form 10-Q. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUPPLEMENT SUMMARY

      You should read the following summary together with the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying prospectus, including the documents incorporated by reference in the prospectus.

Flextronics

      We are a leading provider of advanced electronics manufacturing services to original equipment manufacturers, or OEMs, primarily in the handheld electronics devices, information technologies infrastructure, communications infrastructure, computer and office automation, and consumer devices industries. We provide a network of design, engineering and manufacturing operations in 28 countries across four continents. Our strategy is to provide customers with end-to-end operational services where we take responsibility for engineering, supply chain management, new product introduction and implementation, manufacturing, and logistics management, with the goal of delivering a complete packaged product. In addition to the assembly of printed circuit boards and complete systems and products, our manufacturing services include the fabrication and assembly of plastic and metal enclosures, the fabrication of printed circuit boards and backplanes (which are printed circuit boards into which other printed circuit boards or cards may be inserted) and the fabrication and assembly of photonics components. Throughout the production process, we offer design and technology services; logistics services, such as materials procurement, inventory management, vendor management, packaging and distribution; and automation of key components of the supply chain through advanced information technologies. Finally, we offer after-market services such as network installation. By working closely with our customers and being highly responsive to their requirements throughout the design, manufacturing and distribution process, we believe that we can be an integral part of their operations, accelerate their time-to-market and time-to-volume production, and reduce their production costs.

      Through a combination of internal growth and acquisitions, we have become one of the world’s largest electronics manufacturing services, or EMS, providers, with revenues of $12.1 billion in fiscal 2001 and $6.4 billion in the first six months of fiscal 2002. In addition, we have increased our manufacturing square footage from 1.5 million square feet on April 1, 1997 to over 15.0 million square feet on September 30, 2001. We believe that our size, global presence, broad service offerings and expertise and advanced engineering and design capabilities enable us to win large programs from leading multinational OEMs for the manufacture of electronic products.

      Our customers include industry leaders such as Alcatel SA, Cisco Systems, Inc., Ericsson Telecom AB, Hewlett-Packard Company, Microsoft Corporation, Motorola, Inc., Nokia Corporation, Palm, Inc., Philips Electronics, Siemens AG and Xerox Corporation. Due to our focus on high growth technology sectors, our prospects are influenced by such major trends as the upgrade of the communications and Internet infrastructure, the proliferation of wireless and optical devices, increasing product miniaturization and other trends in electronics technologies. In addition, our growth is affected by the pace at which leading OEMs are continuing to adopt outsourcing as a core business strategy.

      We have established an extensive network of manufacturing facilities in the world’s major electronics markets, the Americas, Asia and Europe, in order to serve the increased outsourcing needs of both multinational and regional OEMs. We have established fully integrated, high volume industrial parks in low-cost regions near our customers’ end markets. Our industrial parks are located in Brazil, China, Hungary, Mexico and Poland. These industrial parks provide total supply chain management by co-locating our manufacturing and distribution operations with our suppliers at a single location. This approach to production and distribution is designed to benefit our customers by reducing logistical barriers and costs, increasing flexibility, lowering transportation costs and reducing turnaround times.

The Offering

Ordinary shares	20,000,000 shares

Ordinary shares to be outstanding after the offering	510,438,190 shares

Use of proceeds	We intend to use the proceeds to fund the further expansion of our business, including additional working capital and capital expenditures, and general corporate purposes. We may also use net proceeds for strategic acquisitions or investments.

Nasdaq National Market symbol	FLEX

      The number of ordinary shares to be outstanding after the offering is based on 490,438,190 ordinary shares actually outstanding as of November 30, 2001. This number excludes a total of 58,227,300 ordinary shares subject to outstanding options or reserved for issuance under our share option plans and share purchase plans as of that date.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including the information incorporated by reference, before deciding to invest in our ordinary shares. If any of the risks described below materialize, our operating results and financial condition could be adversely affected and the trading price of our ordinary shares could decline.

If we do not manage effectively changes in our operations, our business may be harmed.

      We have grown rapidly in recent periods. Our workforce has more than doubled in size over the last two years as a result of internal growth and acquisitions. This growth is likely to strain considerably our management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not continue to improve our financial and management controls, reporting systems and procedures to manage our employees effectively and to expand our facilities, our business could be harmed.

      We plan to increase our manufacturing capacity in low-cost regions by expanding our facilities and adding new equipment. This expansion involves significant risks, including, but not limited to, the following:

•	we may not be able to attract and retain the management personnel and skilled employees necessary to support expanded operations;

•	we may not efficiently and effectively integrate new operations and information systems, expand our existing operations and manage geographically dispersed operations;

•	we may incur cost overruns;

•	we may encounter construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems that could harm our growth and our ability to meet customers’ delivery schedules; and

•	we may not be able to obtain funds for this expansion, and we may not be able to obtain loans or operating leases with attractive terms.

      In addition, we expect to incur new fixed operating expenses associated with our expansion efforts that will increase our cost of sales, including substantial increases in depreciation expense and rental expense. If our revenues do not increase sufficiently to offset these expenses, our operating results would be seriously harmed. Our expansion, both through internal growth and acquisitions, has contributed to our incurring significant unusual charges. As a result of acquisitions and rapid changes in our markets, we recorded unusual charges for merger related costs and related facility closure costs of approximately $524.9 million, net of tax, for the fiscal year ended March 31, 2001 and approximately $383.2 million, net of tax, for the second quarter ended September 30, 2001.

We depend on the handheld electronics devices, information technologies infrastructure, communications infrastructure and computer and office automation industries which continually produce technologically advanced products with short life cycles; our inability to continually manufacture such products on a cost-effective basis could harm our business.

      We depend on sales to customers in the handheld devices, information technologies infrastructure, communications infrastructure and computer and office automation industries. For the first six months of fiscal 2002, we derived approximately 31% of our revenues from customers in the handheld devices industry, which includes cell phones, pagers and personal digital assistants; approximately 22% of our revenues from providers of information technologies infrastructure, which includes servers, workstations, storage systems, mainframes, hubs and routers; approximately 20% of our revenues from providers of communications infrastructure, which includes equipment for optical networks, cellular base stations, radio frequency devices, telephone exchange and access switches and broadband devices; approximately 10% of our revenue from customers in the computers and office automation industry, which includes copiers, scanners, graphic cards, desktop and notebook computers and peripheral devices such as printers and projectors; and approximately

5% of our revenues from the consumer devices industry, including set-top boxes, home entertainment equipment, cameras and home appliances. The remaining 12% of our revenue was derived from customers in a variety of other industries, including the medical, automotive, industrial and instrumentation industries. Factors affecting these industries in general could seriously harm our customers and, as a result, us. These factors include:

•	rapid changes in technology, which result in short product life cycles;

•	the inability of our customers to successfully market their products, and the failure of these products to gain widespread commercial acceptance; and

•	recessionary periods in our customers’ markets.

Our customers may cancel their orders, change production quantities or delay production.

      EMS providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Many of our customers’ industries are experiencing a significant decrease in demand for their products and services. The generally uncertain economic condition of several of the industries of our customers has resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers would seriously harm our results of operations by reducing the volumes of products manufactured by us for the customers and delivered in that period, as well as causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins.

      In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. We often increase staffing, increase capacity and incur other expenses to meet the anticipated demand of our customers, which may cause reductions in our gross margins if customer orders are delayed or cancelled. Anticipated orders may not materialize, and delivery schedules may be deferred as a result of changes in demand for our customers’ products. On occasion, customers may require rapid increases in production, which can stress our resources and reduce margins. Although we have increased our manufacturing capacity, and plan further increases, we may not have sufficient capacity at any given time to meet our customers’ demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand could harm our gross profit and operating income.

Our operating results vary significantly.

      We experience significant fluctuations in our results of operations. Some of the principal factors that contribute to these fluctuations are:

•	changes in demand for our services;

•	our effectiveness in managing manufacturing processes and costs in order to decrease manufacturing expenses;

•	the mix of the types of manufacturing services we provide, as high-volume and low-complexity manufacturing services typically have lower gross margins than more complex and lower volume services;

•	changes in the cost and availability of labor and components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules;

•	the degree to which we are able to utilize our available manufacturing capacity;

•	our ability to manage the timing of our component purchases so that components are available when needed for production, while avoiding the risks of purchasing inventory in excess of immediate production needs; and

•	local conditions and events that may affect our production volumes, such as labor conditions, political instability and local holidays.

      Two of our significant end-markets are the handheld electronics devices market and the consumer devices market. These markets exhibit particular strength toward the end of the calendar year in connection with the holiday season. As a result, we have historically experienced stronger revenues in our third fiscal quarter as compared to our other fiscal quarters.

      We are reconfiguring certain of our operations to further increase our concentration in low-cost locations. This shift of operations resulted in a restructuring charge of $266.1 million, net of tax, in the fourth quarter of fiscal 2001 and $383.2 million, net of tax, in the second quarter of fiscal 2002. At the end of the second quarter of fiscal 2002, $276.7 million of these closure costs remained to be paid.

      In addition, many of our customers are currently experiencing increased volatility in demand, and in many cases reduced demand, for their products. This increases the difficulty of anticipating the levels and timing of future revenues from these customers, and could lead them to defer delivery schedules for products or reduce their volumes of purchases. This would lead to a delay or reduction in our revenues from these customers. Further, these customers may be unable to pay us or otherwise meet their commitments under their agreements or purchase orders with us. Any failure by our customers to pay us may result in a reduction of our operating income and may lead to excess capacity at affected facilities. Any of these factors or a combination of these factors could seriously harm our business and result in fluctuations in our results of operations.

We may encounter difficulties with acquisitions, which could harm our business.

      Since the beginning of fiscal 2001, we have completed over 20 acquisitions of businesses and manufacturing facilities, and we expect to continue to acquire additional businesses and facilities in the future. We are currently in preliminary discussions with respect to potential acquisitions and strategic investments, however, we do not have any agreements or commitments to make any material acquisitions or investments. Any future acquisitions may require additional debt or equity financing, or the issuance of shares in the transaction. This could increase our leverage or be dilutive to our existing shareholders. We may not be able to identify and complete acquisitions in the future to the same extent as the past, or at all.

      To integrate acquired businesses, we must implement our management information systems and operating systems and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business.

      In addition, acquisitions involve a number of other risks and challenges, including:

•	diversion of management’s attention;

•	potential loss of key employees and customers of the acquired companies;

•	lack of experience operating in the geographic market or industry sector of the acquired business;

•	an increase in our expenses and working capital requirements, which reduces our return on invested capital; and

•	exposure to unanticipated contingent liabilities of acquired companies.

      Any of these and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition.

Our strategic relationships with major customers create risks.

      In fiscal 2002, we entered into definitive agreements with Ericsson, Xerox and others with respect to our management of certain of their operations. Our ability to achieve any of the anticipated benefits of these relationships is subject to a number of risks, including our ability to meet our customers’ volume, product quality, timeliness and price requirements, and to achieve anticipated cost reductions. If demand for our customers’ products declines, these customers may purchase a lower quantity of products from us than we anticipate. If these customers’ requirements exceed the volume anticipated by us, we may not be able to meet these requirements on a timely basis. Our inability to meet these customers’ volume, quality, timeliness and cost requirements, and to quickly resolve any issues with them, could seriously harm our results of operations. As a result of these and other risks, we may be unable to achieve anticipated levels of profitability under these operations management arrangements, and they may not result in any material revenues or contribute positively to our net income per share. Due to our relationships with Ericsson and Xerox other OEMs may not wish to obtain logistics or operations management services from us.

      We have entered into strategic relationships with other customers, and plan to continue to pursue such relationships. These relationships generally involve many, or all, of the risks involved in our operations management relationships with Ericsson and Xerox. Similar to our other customer relationships, there are typically no volume purchase commitments under these relationships, and the revenues we actually achieve may not meet our expectations. In anticipation of future activities under these strategic relationships, we are incurring substantial expenses as we add personnel and manufacturing capacity and procure materials. Our operating results will be seriously harmed if sales do not develop to the extent and within the time frame we anticipate.

We depend on the continuing trend of outsourcing by OEMs.

      Future growth in our revenue depends on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. To the extent that these opportunities are not available, either because OEMs decide to perform these functions internally or because they use other providers of these services, our future growth would be limited.

Our acquisition of divested assets and facilities from OEMs can result in unfavorable pricing terms and difficulties in integrating the acquired assets, which may harm our results of operations.

      In the past, we have entered into arrangements to acquire manufacturing assets and facilities from OEMs, and then to use the assets and facilities to provide electronics manufacturing services to the OEM. For example, we recently acquired facilities in Canada, Mexico and Malaysia from Xerox, and have agreed to acquire additional facilities from Xerox in Brazil and the Netherlands. We will be using these facilities to manufacture office copiers for Xerox. We intend to continue to pursue these transactions in the future. There is frequently competition among EMS companies for these transactions, and this competition may increase. These OEM divestiture transactions have contributed to a significant portion of our revenue growth, and if we fail to complete similar transactions in the future, our revenue growth could be harmed. As part of these arrangements, we typically enter into manufacturing services agreements with these OEMs. These agreements generally do not require any minimum volumes of purchases by the OEM, and the actual volume of purchases may be less than anticipated. The arrangements entered into with divesting OEMs typically involve many risks, including the following:

•	to acquire the facility, we may need to pay a purchase price to the divesting OEMs that exceeds the value we may realize from the future business of the OEM;

•	the integration into our business of the acquired assets and facilities may be time-consuming and costly;

•	we, rather than the divesting OEM, bear the risk of excess capacity at the acquired facility;

•	we may not achieve anticipated cost reductions and efficiencies at the acquired facility;

•	if the OEM’s requirements exceed the volume anticipated by us, we may be unable to meet the expectations of the OEM as to product quality, timeliness and cost reductions; and

•	if the volume of purchases by the OEM are less than anticipated, we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs, and as a result the transaction may adversely affect our gross margins and profitability.

If we do not successfully manage and integrate the acquired assets and achieve anticipated cost reductions, our revenues and gross margins may decline and our results of operations would be harmed.

The majority of our sales come from a small number of customers; if we lose any of these customers, our sales could decline significantly.

      Sales to our ten largest customers have represented a significant percentage of our net sales in recent periods. Our ten largest customers in the first six months of fiscal 2002 and fiscal 2001 accounted for approximately 64% and 58%, respectively, of net sales in those periods, with Ericsson accounting for approximately 26% of net sales in the first six months of fiscal 2002. No other customer accounted for more than 10% of net sales in the first six months of fiscal 2002. No customer accounted for more than 10% of net sales in the corresponding period of fiscal 2001.

      The identity of our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues could be harmed.

Our industry is extremely competitive.

      The EMS industry is extremely competitive and includes hundreds of companies, several of which have achieved substantial market share. Current and prospective customers also evaluate our capabilities against the merits of internal production. Some of our competitors have substantially greater market share and manufacturing, financial and marketing resources than us.

      In recent years, many participants in the industry, including us, have substantially expanded their manufacturing capacity. If overall demand for electronics manufacturing services should decrease, this increased capacity could result in substantial pricing pressures, which could seriously harm our operating results. Certain sectors of the EMS industry are currently experiencing increased price competition, and if this increased level of competition should continue, our revenues and gross margin may be adversely affected.

We may be adversely affected by shortages of required electronic components.

      At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which has contributed to an increase in our inventory levels. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with current or prospective customers and reduce our sales.

Our customers may be adversely affected by rapid technological change.

      Our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvement in products and services. These conditions frequently result in short product life cycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers’ products become obsolete or fail to gain widespread commercial acceptance, our business could be adversely affected.

We are subject to the risk of increased income taxes.

      We have structured our operations in a manner designed to maximize income in countries where:

•	tax incentives have been extended to encourage foreign investment; or

•	income tax rates are low.

      We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

      Several countries in which we are located allow for tax holidays or provide other tax incentives to attract and retain business. These tax incentives expire over various periods from 2002 to 2010 and are subject to certain conditions with which we expect to comply. We have obtained tax holidays or other incentives where available, primarily in China, Malaysia and Hungary. In these three countries, we generated an aggregate of approximately $2.6 billion of our total revenues for the fiscal year ended March 31, 2001. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. In addition, further acquisitions of businesses may cause our effective tax rate to increase.

We conduct operations in a number of countries and are subject to risks of international operations.

      The geographical distances between the Americas, Asia and Europe create a number of logistical and communications challenges. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries. Facilities in several different locations may be involved at different stages of the production of a single product, leading to additional logistical difficulties.

      Because our manufacturing operations are located in a number of countries throughout East Asia, the Americas and Europe, we are subject to the risks of changes in economic and political conditions in those countries, including:

•	fluctuations in the value of local currencies;

•	labor unrest and difficulties in staffing;

•	longer payment cycles;

•	increases in duties and taxation levied on our products;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	limitations on imports or exports of components or assembled products, or other travel restrictions;

•	expropriation of private enterprises; and

•	a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

      The attractiveness of our services to our U.S. customers can be affected by changes in U.S. trade policies, such as “most favored nation” status and trade preferences for some Asian nations. In addition, some countries in which we operate, such as Brazil, the Czech Republic, Hungary, Mexico, Malaysia and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as China and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

We depend on our executive officers.

      Our success depends to a large extent upon the continued services of our executive officers. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In addition, in order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow could be harmed.

We are subject to environmental compliance risks.

      We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances, we may be subject to additional remediation liability. Further, additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Currently unexpected costs that we may incur with respect to environmental matters may result in additional loss contingencies, the quantification of which cannot be determined at this time.

The market price of our ordinary shares is volatile.

      The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares may be subject to similar fluctuations. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations and general market conditions may cause the market price of our ordinary shares to decline.

DIVIDENDS

      Since inception, we have not declared or paid any cash dividends on our ordinary shares, and our credit facility prohibits the payment of cash dividends without the lenders’ prior consent. The terms of our senior subordinated notes also restrict our ability to pay cash dividends. We anticipate that all earnings in the foreseeable future will be retained to finance the continuing development of our business.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 20,000,000 ordinary shares offered by this prospectus supplement and the accompanying prospectus will be approximately $504.3 million, based on the public offering price of $25.96 per share and after deducting the underwriting discounts and commissions and estimated expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $581.0 million. The net proceeds will be used to fund the further expansion of our business, including additional working capital and capital expenditures, and for general corporate purposes. We may also use net proceeds for strategic acquisitions or investments. However, we currently do not have any agreements or commitments to make any material acquisitions or investments. Until the net proceeds have been used, they will be invested in short-term marketable securities.

PRICE RANGE OF ORDINARY SHARES

      The ordinary shares are traded on the Nasdaq National Market under the symbol “FLEX.” The following table shows the high and low sale prices of our ordinary shares since the beginning of our 2000 fiscal year as reported on the Nasdaq National Market.

	High	Low

Fiscal year ended March 31, 2000:

First Quarter	$14.59	$9.34

Second Quarter	17.03	10.63

Third Quarter	24.69	14.28

Fourth Quarter	39.88	19.16

Fiscal year ending March 31, 2001:

First Quarter	$38.06	$22.38

Second Quarter	44.91	32.38

Third Quarter	43.00	21.38

Fourth Quarter	40.13	14.25

Fiscal year ending March 31, 2002:

First Quarter	$33.10	$12.38

Second Quarter	29.44	12.53

Third Quarter	29.99	15.27

Fourth Quarter (through January 7, 2002)	27.65	24.08

      On January 7, 2002, the closing sale price of the ordinary shares was $27.00 per share.

CAPITALIZATION

      The following table sets forth our unaudited capitalization as of September 30, 2001 on an actual basis and as adjusted to reflect the issuance and sale of 20,000,000 ordinary shares in this offering at the public offering price of $25.96 per share and after deducting the underwriting discounts and commissions and estimated expenses.

	September 30, 2001

	Actual	As Adjusted

	(unaudited)
	(dollars in thousands)

Cash and cash equivalents	$400,286	$904,586

Bank borrowings and long-term debt, including current portion:

Bank borrowings	$374,860	$374,860

Capital lease obligations	50,765	50,765

8.75% Senior subordinated notes due 2007	150,000	150,000

9.875% Senior subordinated notes due 2010, less $3,412 discount	496,588	496,588

9.75% Senior subordinated notes due 2010	138,415	138,415

Other	134,241	134,241

Total debt	1,344,869	1,344,869

Shareholders’ equity:

Ordinary shares, S$0.01 par value; authorized — 1,500,000,000; issued and outstanding — 482,650,420 and 502,650,420 as of September 30, 2001 on an actual basis and as adjusted for this offering, respectively	2,876	2,994

Additional paid-in capital	4,269,471	4,773,653

Retained deficit	(374,369)	(374,369)

Accumulated other comprehensive loss	(108,708)	(108,708)

Total shareholders’ equity	3,789,270	4,293,570

Total capitalization	$5,134,139	$5,638,439

UNDERWRITER

      Subject to the terms and conditions of the underwriting agreement dated January 8, 2002, Banc of America Securities LLC has agreed to purchase from us an aggregate of 20,000,000 ordinary shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

      The underwriting agreement provides that the obligations of Banc of America Securities to purchase the ordinary shares offered by this prospectus supplement are subject to conditions. Banc of America Securities is obligated to purchase all of the ordinary shares offered by this prospectus supplement if any of the shares are purchased.

      Banc of America Securities proposes to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering, the offering price may be changed by Banc of America Securities.

      We have granted the underwriter an option to buy up to 3,000,000 additional ordinary shares. These additional shares, called the over-allotment option, would cover sales of shares by the underwriter which exceed the number of shares specified above. The underwriter has 30 days to exercise this option.

      We have agreed to indemnify Banc of America Securities against certain liabilities, including liabilities under the Securities Act of 1933.

      We and certain of our executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction which is designed to, or could be expected to, result in the disposition of any portion of ordinary shares for a period of 60 days after the date of this prospectus supplement without the prior written consent of Banc of America Securities, subject to certain exceptions. Under these exceptions, we will be permitted to issue, and grant options to purchase, ordinary shares under existing share option and share purchase plans and to issue ordinary shares in connection with acquisitions, and certain of our executive officers will be permitted to make sales pursuant to existing orders and certain potential future sales, subject to limitations. Banc of America Securities’ consent may be given at any time without public notice.

      In order to facilitate the offering of the ordinary shares, Banc of America Securities may engage in transactions that stabilize, maintain or otherwise affect the market price of the ordinary shares. Any of these activities may maintain the market price of our ordinary shares at a level above that which might otherwise prevail in the open market. Banc of America Securities is not required to engage in these activities and, if commenced, may end any of these activities at any time.

      In connection with this offering, Banc of America Securities may engage in passive market making transactions in the ordinary shares on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the ordinary shares during a specified period and must be discontinued for any day in which such limit is reached. Passive market making may stabilize the market price of the ordinary shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

      Banc of America Securities and its affiliates have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, financial advisory and investment banking services, for us and our affiliates in the ordinary course of business for which they have received customary compensation. Banc of America Securities was an initial purchaser in our offering of our Senior Subordinated Notes due 2010 which closed in June 2000. Banc of America Securities was an underwriter of our offering of 12,650,000 ordinary shares which closed in June 2000 and our offering of 27,000,000 ordinary shares which closed in February 2001. In addition, an affiliate of Banc of America Securities is a lender under our credit facility.

LEGAL MATTERS

      The validity of the ordinary shares offered hereby has been passed upon for us by Allen & Gledhill, Singapore and for the underwriter by Arfat Selvam & Gunasingham, Singapore. Certain United States legal matters in connection with this offering will be passed upon for us by Fenwick & West LLP, Palo Alto, California, and for the underwriter by Cahill Gordon & Reindel, New York, New York.

Prospectus

FLEXTRONICS INTERNATIONAL LTD.

ORDINARY SHARES

        By this prospectus, we may offer up to 30,000,000 ordinary shares. We will provide the specific terms for any offering of ordinary shares in a supplement to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

      The ordinary shares are quoted on the Nasdaq National Market under the symbol “FLEX.” On October 5, 2000 the closing sale price of the ordinary shares was $76 13/16 per share.

       This investment involves a high degree of risk. See “Risk Factors” in the supplement to this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated October 6, 2000

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf ” registration process. Under this shelf process, we may sell up to 30,000,000 ordinary shares in one or more offerings. This prospectus provides you with a general description of the ordinary shares we may offer. Each time we sell ordinary shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.” We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC’s web site at “http://www.sec.gov.”

      We “incorporate by reference” in this prospectus information from other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2000;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000;

•	our Current Reports on Form 8-K filed with the SEC on April 18, 2000, June 13, 2000, June 19, 2000, June 22, 2000, June 27, 2000, September 15, 2000, September 20, 2000 and September 20, 2000; and

•	the description of our ordinary shares contained in our Registration Statement on Form 8-A dated January 31, 1994.

      You may request a copy of these filings, at no cost, by writing or telephoning us at:

Flextronics International Ltd.
2090 Fortune Drive
San Jose, California 95131
Attention: Laurette F. Slawson,
Treasurer and Director of Investor Relations
Telephone: (408) 576-7000

      You may also review copies of documents that are incorporated by reference at our web site. The address of the site is http://www.flextronics.com.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement, other than any information superseded by a later prospectus supplement or a later document filed with the SEC and incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING STATEMENTS

      The material included or incorporated by reference in this prospectus and in any accompanying prospectus supplement contains forward-looking statements within the meaning of the securities laws. The words “expects,” “anticipates,” “believes,” “intends,” “plans” and similar expressions identify forward-looking statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Because these forward-looking statements are subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include:

•	our ability to expand our facilities and operations;

•	our ability to hire and retain skilled employees;

•	our ability to integrate the operations of acquired businesses and to retain customers and employees of the acquired business;

•	the continued outsourcing of manufacturing by original equipment manufacturers;

•	our ability to win new customer programs and maintain our customer relationships;

•	difficulties in production of new products;

•	changing demand for our customers’ products;

•	currency fluctuations; and

•	the risk of component shortages.

      In addition, these forward-looking statements are subject to the other risks and uncertainties discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors Affecting Operating Results” in our most recent reports filed with the Securities and Exchange Commission on Form 10-K and Form 10-Q. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

ABOUT FLEXTRONICS

      We are a leading provider of advanced electronics manufacturing services to original equipment manufacturers, or OEMs, primarily in the telecommunications and networking, consumer electronics and computer industries. Our strategy is to provide customers with the ability to outsource, on a global basis, a complete product where we take responsibility for engineering, supply chain management, assembly, integration, test and logistics management. We provide complete product design services, including electrical and mechanical, circuit and layout, radio frequency and test development engineering services. Our manufacturing services include the fabrication and assembly of printed circuit boards, plastic and metal enclosures and backplanes. We believe that we have developed particular strengths in advanced interconnect, miniaturization and packaging technologies, and in the engineering and manufacturing of wireless communications products employing radio frequency technology. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution. Our principal offices are located at 2 Changi South Lane, Singapore 486123. Our telephone number is (65) 299-8888.

ENFORCEMENT OF CIVIL LIABILITIES

      We are incorporated in Singapore under the Companies Act. Some of our directors and executive officers reside in Singapore. All or a substantial portion of the assets of these persons, and a substantial portion of our assets, are located outside the United States. As a result, it may not be possible for persons purchasing ordinary shares to effect service of process within the United States upon these persons or upon us or to enforce against them in the United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. Our Singapore legal advisors, Allen & Gledhill, have advised us that there is doubt as to whether Singapore courts will enforce, either in original actions or in actions for the enforcement of judgments of United States courts, civil liabilities predicated upon the federal securities laws of the United States.

RISK FACTORS

      An investment in the ordinary shares involves a high degree of risk. Before investing in ordinary shares, you should carefully consider the information contained under the heading “Risk Factors” in the applicable supplement to this prospectus, as well as the sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors Affecting Operating Results.”

USE OF PROCEEDS

      Unless otherwise indicated in the applicable supplement to this prospectus, the net proceeds from the sale of ordinary shares offered under this prospectus will be added to our general funds and may be used to:

•	meet our working capital requirements;

•	fund capital expenditures;

•	repay debt; and

•	finance acquisitions of other facilities and companies.

      Until the net proceeds have been used, they will be invested in short-term marketable securities.

DESCRIPTION OF CAPITAL SHARES

      The following statements are brief summaries of our capital structure and of important rights and privileges of shareholders conferred by the laws of Singapore and our articles of association. These statements summarize the material provisions of the laws of Singapore and our articles but are qualified by reference to our articles, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part, and which is available at our San Jose, California office. A copy of our articles is also available for inspection at our registered office in Singapore.

Ordinary Shares

      Our authorized capital consists of 1,500,000,000 ordinary shares, par value S$0.01. There is a provision in our articles to enable us in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine. The directors may issue shares at a premium and a sum equal to the aggregate amount or value of the premiums will be transferred to a share premium account. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. All shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares.

New Shares

      New shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier to occur of:

•	the conclusion of the next annual general meeting; or

•	the expiration of the period within which the next annual general meeting is required by law to be held.

      The shareholders have provided such general authority to issue new shares until our 2002 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our articles, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Shareholders

      Only persons who are registered in our books are recognized as shareholders and absolute owners of the shares. On October 1, 2000, there were 2,201 holders of our ordinary shares. We may, on giving not less than fourteen days’ notice, close the register of members for any time or times, but the register may not be closed for more than thirty days in any calendar year. Closure is normally made for the purpose of determining shareholders’ entitlement to receive dividends and other distributions and would, in the usual case, not exceed ten days.

Transfer of Shares

      Subject to applicable securities laws, our ordinary shares are freely transferable. The directors may decline to register any transfer of shares on which we have a lien and, for shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve. Shares may be transferred by a duly signed instrument of transfer in a form approved by the directors. The directors may decline to register any transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and other evidence of title as they may require. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require.

Shareholders’ Meetings

      We are required to hold an annual general meeting in each year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our issued share capital may call a meeting of our shareholders.

      Unless otherwise required by law or by our articles, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the votes cast at a meeting of which at least fourteen days’ written notice is given. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of a majority of not less than 75% of the votes cast at a general meeting of which not less than 21 days’ written notice specifying the intention to propose the resolution as a special resolution has been duly given, is necessary for certain matters under Singapore law, such as an alteration of our articles.

Voting Rights

      Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded before or on the declaration of the result of the show of hands. If voting is by a show of hands, every shareholder who is present in person or by proxy at the meeting has one vote. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him. A poll may be demanded by any of:

•	the chairman of the meeting;

•	not less than three shareholders present in person or by proxy and entitled to vote; or

•	shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at the meeting.

Dividends

      In an annual general meeting, our shareholders may declare dividends, but no dividend will be payable in excess of the amount recommended by the directors. The directors may also declare an interim dividend. No dividend may be paid except out of our profits. Except as otherwise may be provided in special rights as to dividends specified in the terms of issue of any shares (no such shares currently being in issue), all dividends are paid pro rata among the shareholders. To date, we have not declared any cash dividends on our shares and have no current plans to pay cash dividends in the foreseeable future.

Bonus and Rights Issues

      In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as bonus shares to the shareholders in proportion to their shareholdings. A bonus issue is the Singapore equivalent of a stock dividend. The directors may also issue to shareholders rights to take up additional shares, in proportion to their shareholdings. These rights are subject to any conditions attached to the issue and the regulations of any stock exchange on which the shares are listed.

Takeovers

      With effect from January 1, 2002, the acquisition of our shares is regulated by the Securities and Futures Act and the revised Singapore Code on Take-overs and Mergers (the “Code”).

      Under the revised Code, where:

(a)	any person acquires whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more of the voting rights of a company, or

(b)	any person who, together with persons acting in concert with him, holds not less than 30% but not more than 50% of the voting rights and such person, or any person acting in concert with him, acquires in any period of six months additional shares carrying more than 1% of the voting rights, such person is required to extend a mandatory take-over offer for the remaining voting shares of the company. The Securities Industry Council is empowered to waive compliance with this requirement.

      An offer made must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with him for voting rights of the offeree company during the offer period and within six months prior to its commencement.

Liquidation or Other Return of Capital

      On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Indemnity

      As permitted by the laws of Singapore, our articles provide that, subject to the Companies Act, our directors and officers will be indemnified by us against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee of us and in which judgment is given in their favor or in which they are acquitted, or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. Directors and officers may not be indemnified by us against any liability which by law would otherwise attach to them relating to any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to us.

Limitations on Rights to Hold or Vote Ordinary Shares

      Except as discussed in “— Takeovers,” there are no limitations imposed by the laws of Singapore or by our articles on the right of non-resident shareholders to hold or vote ordinary shares.

Transfer Agent

      Our transfer agent is EquiServe L.P., 150 Royall Street, M/S 45-01-07, Canton, Massachusetts 02021.

TAXATION

      This summary of Singapore and U.S. tax considerations is based on current law and is provided for general information. The discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their investment or tax circumstances, or to certain types of shareholders, including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions or broker-dealers, and shareholders that are not U.S. shareholders, as defined below, subject to special treatment under the U.S. federal income tax laws. U.S. shareholders should consult their own tax advisors regarding the particular tax consequences to such shareholders of any investment in the ordinary shares.

Income Taxation Under Singapore Law

      Under the Income Tax Act, Chapter 134 of Singapore, corporate profits are ordinarily taxed at a rate of 24.5%, with effect from the Year of Assessment 2002. In general, under Singapore’s taxation system, where a company has paid normal corporate tax on its profits, the tax paid is imputed to shareholders when a dividend is paid. Thus, the shareholders receive dividends net of the tax paid by us and dividends received by either a resident or a nonresident of Singapore are not subject to further withholding tax. Shareholders are taxed on the cash amount of the dividend plus the amount of corporate tax paid by us. The tax paid by us will be available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends.

      With effect from Year of Assessment 2002, a partial tax exemption has also been introduced for the first S$100,000 of a company’s chargeable income (other than Singapore dividend income) otherwise taxable at normal corporate rates, as follows:

(a)	for up to the first S$10,000 of such income, 75% of the income shall be exempt from tax; and

(b)	for up to the next S$90,000 of such income, 50% of the income shall be exempt from tax.

      However, the imputation system of taxing corporate dividends is not changed by the partial exemption regime. In other words, a company still has to frank dividends paid to its shareholders at the rate of 24.5%.

      As a temporary measure to cushion the impact of economic slow-down, Singapore has also granted certain tax rebates for the Years of Assessment 2001 and 2002. For the Year of Assessment 2001, the rebate is 50% of the corporate tax payable (excluding tax on Singapore dividend and tax on income subject to final withholding tax) up to S$25,500 and 5% of the corporate tax payable (with similar exclusions) thereafter. For the Year of Assessment 2002, the rebate of tax is 5%. In relation to dividends paid out of income rebated, franking would continue to be at the rate of 24.5%. However, companies would also be allowed to distribute, as an exempt dividend, an amount of income that is effectively not subject to tax as a result of the tax rebate. No tax treaty currently exists between the Republic of Singapore and the U.S.

      Under current Singapore tax law there is no tax on capital gains and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a trade in shares in Singapore, in which case the disposal profits would be taxable as trade profits rather than capital gains.

      There is no stamp duty payable in respect of the issuance of shares. When outstanding shares are acquired, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2 for every S$1,000 of the market value of the shares. However, for instruments of transfer executed between October 13, 2001 and December 31, 2002, the aforesaid rate has been reduced by 30% to S$1.40 for every S$1,000. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid if the instrument of transfer is received in Singapore. Under our articles, our directors are authorized to refuse to register a transfer unless the instrument of transfer has been duly stamped.

Income Taxation Under United States Law

      For purposes of this summary, the term U.S. shareholders includes (1) individual citizens or residents of the U.S., including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws (unless such alien individual is not treated as a resident of the U.S. under an applicable income tax treaty), (2) corporations (including any entity treated as a corporation for U.S. tax purposes) created or organized in or under the laws of the U.S., any State of the United States or the District of Columbia, (3) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (4) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons.

      If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of a share, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of a share that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding the common stock.

      U.S. shareholders will, upon the sale or exchange of a share, recognize gain or loss for U.S. income tax purposes in an amount equal to the difference between the amount realized and the U.S. shareholder’s tax basis in such a share. If paid in currency other than U.S. dollars, the U.S. dollar amount realized, as determined on the trade date, is determined by translating the foreign currency into U.S. dollars at the spot rate in effect on the settlement date of the sale in the case of a U.S. shareholder that is a cash basis taxpayer. An accrual basis taxpayer may elect to use the spot rate in effect on the settlement date of the sale by filing a statement with the U.S. shareholder’s first return in which the election is effective clearly indicating that the election has been made. Such an election must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service. Such gain or loss will be capital gain or loss if the share was a capital asset in the hands of the U.S. shareholder and will not be short-term capital gain or loss if the share has been held for more than one year. If a U.S. shareholder receives any currency other than U.S. dollars on the sale of a share, such U.S. shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of such sale and the date such sale proceeds are converted into U.S. dollars.

      U.S. shareholders will be required to report as income for U.S. income tax purposes the amount of any dividend received from us to the extent paid out of our current or accumulated earnings and profits, as determined under current U.S. income tax principles. If over 50% of our stock, by vote or value, were owned by U.S. shareholders who individually held 10% or more of our voting stock, after applying certain attribution principles, the U.S. shareholders who, after applying certain attribution principles, individually held 10% or more of our voting stock potentially would be required to include in income a portion or all of their pro rata share of our earnings and profits and the earnings and profits of our non-U.S. subsidiaries. If 50% or more of our assets during a taxable year produced or were held for the production of passive income, as defined in Section 1297(b) of the Internal Revenue Code (for example, certain forms of dividends, interest and royalties), or 75% or more of our gross income for a taxable year was passive income, adverse U.S. tax consequences could result to all of our U.S. shareholders.

      Shareholders that are not U.S. shareholders (“non-U.S. shareholders”) will not be required to report for U.S. federal income tax purposes the amount of any dividend received from us. Non-U.S. shareholders, upon the sale or exchange of a share, would generally not be required to recognize gain or loss for U.S. federal income tax purposes.

Estate Taxation

      In the case of an individual who is not domiciled in Singapore, a Singapore estate tax is imposed on the value of all movable and immovable properties situated in Singapore. Our ordinary shares are considered to be situated in Singapore. Thus, an individual shareholder who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate tax on the value of any such shares held by the individual upon the individual’s death. Such a shareholder will be required to pay Singapore estate tax to the extent that the value of the shares, or in aggregate with any other assets subject to Singapore estate tax, exceeds S$600,000. Any excess will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual’s Singapore chargeable assets and thereafter at a rate equal to 10%. An individual shareholder who is a U.S. citizen or resident for U.S. estate tax purposes also will have the value of the shares included in the individual’s gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder’s U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, the tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder’s gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

PLAN OF DISTRIBUTION

      We may sell the ordinary shares (1) through underwriters or dealers, (2) through agents or dealers, or (3) directly to investors. The applicable prospectus supplement will describe the method of distribution and terms of the offering of the shares, including:

•	the name or names of any underwriters of the offering;

•	the purchase price of the shares and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	the initial public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

      If we sell shares through underwriters, we will name the underwriters in the applicable prospectus supplement. If underwriters are used in the sale, they will acquire the shares for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to some conditions, the underwriters will be obligated to purchase all the shares offered by the prospectus supplement if they purchase any such securities. We may grant underwriters who participate in the distributions of shares an option to purchase additional shares to cover over-allotments, if any, in connection with the distribution.

      We may also sell shares directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of shares and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, any agent will act on a best-efforts basis for the period of its appointment. If we use a dealer in the offer or sale of shares, we will sell the shares to the dealer, as principal. The dealer may then resell the shares to the public at varying prices to be determined by the dealer at the time of resale. The name of the dealer and the principal terms of our agreement with the dealer will be provided in the appropriate prospectus supplement. Any agent or dealer participating in the distribution of our shares may be deemed to be an underwriter, as that term is defined in the Securities Act, of those shares.

      We may authorize agents, dealers or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

      We may provide agents, dealers and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents, dealers or underwriters may make with respect to such liabilities. Agents, dealers and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business. The place and time of delivery for securities will be provided in the accompanying prospectus supplement for these securities.

LEGAL MATTERS

      Allen & Gledhill, Singapore will provide us with an opinion as to the legality of the ordinary shares. Counsel for any underwriters named in the applicable prospectus supplement will provide an opinion as to certain legal matters relating to the ordinary shares.

EXPERTS

      Our consolidated audited financial statements and our supplemental consolidated audited financial statements and schedules appearing in our Current Reports (Form 8-K) filed with the SEC on September 20, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants. The audited financial statements and supporting schedules referred to above have been included in this prospectus in reliance upon the authority of those firms as experts in giving said reports.

20,000,000 Shares

Ordinary Shares

PROSPECTUS SUPPLEMENT

January 8, 2002

Banc of America Securities LLC